Mail Stop 4561

February 4, 2009

Via U.S. Mail and Facsimile 301.986.5554

Mr. Barry H. Bass
Executive Vice President and Chief Financial Officer
First Potomac Realty Trust
7600 Wisconsin Avenue
11th Floor
Bethesda, MD 20814

> **Re: First Potomac Realty Trust**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 7, 2008**
> **Form 10-Q for period ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 1-31824**

Dear Mr. Bass:

    We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief